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April 28, 2008	Writer’s Direct Contact 415.268.6617 bparris@mofo.com

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street N. E.

Washington D.C. 20549-3561

Attention: Mr. David R. Humphrey

Re:	Boyd Gaming Corporation
Form 10-K for the year ended December 31, 2007
Definitive 14A Filed April 2, 2008
File No. 001-12882

Dear Mr. Humphrey:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated April 15, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 and the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2008. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 18. Segment Information, page 94

1.

Your attention is invited to the regulations governing the presentation and use of non-GAAP financial measures in filed documents as set forth in Item 10(e) of Regulation S-X. For example, these rules prohibit adjustments to non-GAAP financial performance measures for certain items identified as “non-recurring, infrequent or unusual” as well as for many recurring items. The staff of the division of Corporation Finance has also prepared a related FAQ dated June 13th 2003 to clarify their views regarding the use of such measures. Item 18 of the FAQ clarifies our view regarding segment disclosures that are “required to be disclosed” by GAAP. Specifically, the

Mr. David R. Humphrey

Branch Chief

April 28, 2008

Page Two

measure of profit or loss for each segment that is reported to the CODM for purposes of making decisions about allocating resources and assessing performance is not considered to be a non-GAAP financial measure in this context. These measures may be reported in the financial statement footnotes and discussed in MD&A.

Your footnote presentation appears to extend beyond the measures and reconciliations required to be disclosed by SFAS 131. Further, you support your presentation as you would any non-GAAP financial measure by disclosing the reasons why you believe that it provides useful information to investors. We refer to the Footnotes on pages 96 and 97. We are not persuaded that this presentation is fully covered by Items on pages 18 and 19 of the FAQ or that its inclusion in the footnotes to your financial statements is appropriate. Further, reference is made to your MD&A discussions. You appear to be discussing additional line items of your income statement on a non-GAAP basis as well. For example, you discuss corporate expense net of share-based charges rather than comparing the amounts that are reported in your GAAP income statement.

In support of your presentation, and to facilitate our understanding of the degree to which your current disclosures are appropriate, please provide us with a representative copy of the reports regularly utilized by the CODM and a copy of the information presented to the Board of Directors. Upon review of that information, we may have further comments.

Response:

We have supplementally provided the Staff with the requested information, in a separate letter of even date herewith, requesting confidential treatment pursuant to Rule 83 (17 C.F.R. § 200.83).

Schedule 14A filed April 2, 2008

Compensation Discussion & Analysis, page 13

2.

In future filings, please disclose for the most-recently ended fiscal year the performance targets to be achieved in order for your executive officers to earn annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulations S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving

Mr. David R. Humphrey

Branch Chief

April 28, 2008

Page Three

performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

On behalf of the Company, we acknowledge the Staff’s comment and confirm that in future proxy statement filings on Schedule 14A, the Company will include disclosure of the performance targets used for the annual and long-term incentive compensation earned by the Company’s named executive officers for the Company’s most-recently ended fiscal year covered by such proxy statement on Schedule 14A; provided, however, that to the extent that the Company changes the components of its performance targets or uses different components or criteria in establishing performance targets than those currently used, the Company reserves the right to determine whether to exclude such information if it determines, pursuant to the requirements of Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of such information would result in competitive harm to the Company. In the event that such information is excluded, the Company will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulations S-K, discuss how difficult it would be for the named executive officers of the Company or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

* * *

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Mr. David R. Humphrey

Branch Chief

April 28, 2008

Page Four

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:	Michael O. Maffie, Chairman of the Company’s Compensation and Stock Option Committee
Frederick J. Schwab, Chairman of the Company’s Audit Committee Josh Hirsberg Jeffrey Santoro Brian A. Larson